FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported (Print or Type Responses)
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public

Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person* Reisman Richard J.	2. Issuer Name and Ticker or Trading Symbol Arrow Financial Corporation		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title Other (specify below) below)
(Last) (First) (Middle) 9 St. Andrews Drive	3. IRS Identification Number of Reporting Person, if an Entity (voluntary) ###-##-####	4. Statement for Month/Year 09/03/02
(Street) Queensbury New York 12804		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Common Stock	3/15/02 5/28/02 6/14/02	R J (1) R	V V V	43 57 48	A A A	$29.45 $30.25 $29.11	5,704	D	In DRIP
Common Stock	(A) 3/15/02 6/14/02	B R R	V V V	155 19 22	A A A	(A) $29.45 $29.11	2,681	I	ESPP
Common Stock	3/15/02 6/14/02	R R	V V	1 1	A A	$29.45 $29.11	206	D	By Wife in DRIP
Common Stock	3/15/02 6/14/02 9/3/02 9/3/02	R R S J (2)	V V	26 29 2,527 931	A A D D	$29.45 $29.11 $31.76 J (2)	-0-	I	By wife for Daughter in DRIP

(A) = Acquired on eight dates in 2002 by the Trustee of the Employee Stock Purchase Plan (ESPP) at prices of $29.45, $29.41, $28.54, $28.89, $30.06, $29.71, $33.10 and $34.19 for a non-weighted average of $30.42.

J (1) = Semi-annual Director retainer payment

J (2) = Daughter is now an emancipated adult.

Form 4 (Continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

Richard J. Reisman by Gerard R. Bilodeau, POA 9/3/02 ** Signature of Reporting Person Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.